

January 22, 2014

<u>Via E-Mail</u>
Timothy Power
General Counsel
Continental Building Products, Inc.
12018 Sunrise Valley Drive, Suite 600
Reston, VA 20191

> **Re: Continental Building Products**
> **Registration Statement on Form S-1**
> **Letter of Correspondence Filed January 16, 2014**
> **File No. 333-193078**

Dear Mr. Power:

We have reviewed the above-captioned submission and have the following comments.

<u>The Offering, page 12</u>

1. We note that you intend to complete a 32,304 for one stock split shortly before the consummation of the offering. Please revise your historical successor consolidated financial statements to reflect the stock split. Please refer to SAB Topic 4:C for guidance.

<u>Dilution, page 40</u>

2. We note your statement that the pro forma impact of the offering and the use of proceeds results in an immediate "decrease" in net tangible book value per share to your existing stockholders of $0.81 per share. It would appear that this represents an immediate "increase" to your existing stockholders. Please revise your disclosure.

<u>(g) Offering Adjustments, page 51</u>

3. We note that the adjustment to interest expense for the repayment of debt using the net offering proceeds for the 2013 interim period exceeds the adjustment for the annual period, even though your disclosure indicates you recognized $8.3 million of interest expense in the annual period and $6.2 million in the 2013 interim period. Please revise your disclosure to clarify the amount of amortized discount and deferred financing fees you recognized during each period presented and explain why the amount was greater in the 2013 interim period.

4. We note your disclosure that as part of the repayment of debt using the net offering proceeds that you will also write-off the unamortized original issue discount and deferred financing fees. Please revise your disclosure to clarify that this write-off is only recognized in the pro forma balance sheet and not in the pro forma statement of operations, as the write-off represents a non-recurring expense. Please refer to Articles 11-02(b)(5) and 11-02(b)(6) of Regulation S-X for guidance.

5. We note your disclosure that you have included an adjustment to the pro forma statement of operations for the 2012 annual period to recognize a $3.1 million 2% call premium for the repayment of debt. Please tell us how you determined that this expense is a recurring item and revise your disclosures accordingly. Please refer to Articles 11-02(b)(5) and 11-02(b)(6) of Regulation S-X for guidance.

You may contact Tracey Smith, Staff Accountant at 202-551-3736 or Alfred Pavot, Staff Accountant at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Jeffrey Chapman
        Gibson, Dunn & Crutcher LLP

        Peter Wardle
        Gibson, Dunn & Crutcher LLP